   As filed with the U.S. Securities and Exchange Commission on March 16, 2004
                                                      Registration No. 333-10954

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                               AMENDMENT NO. 3 TO
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
          For Depositary Shares Evidenced by American Depositary Receipts
                               -------------------
                                  CNOOC LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                    Hong Kong
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 623-0636

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                                    Jianfa Li
                            Lico International, Inc.
                        10777 Westheimer Road, Suite 840
                                Houston, TX 77042
                                (713) 784 - 8598

          (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600


It is proposed that this filing become effective under Rule 466

    [X]   immediately upon filing    [ ]   on [date] at [time]

    If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==============================================================================================================================
              Title of each class of                    Amount       Proposed maximum   Proposed maximum      Amount of
           Securities to be registered             To be registered  aggregate price   aggregate offering  registration fee
                                                                         per unit            price
------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American
Depositary Receipts, each American Depositary
Share representing 100 shares of CNOOC Limited           N/A               N/A                N/A                N/A
==============================================================================================================================

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.




                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       Location in Form of ADR
Item Number and Caption                                                Filed Herewith and Caption
-----------------------------------------------------------            ---------------------------------------------

(1)   Name and address of Depositary                                   Introductory paragraph and final sentence on face

(2)   Title of American Depositary Receipts and identity of            Face, top center and introductory paragraph
      deposited securities

      Terms of Deposit:

      (i)     Amount of deposited securities represented by one        Face, upper right corner and introductory paragraph
              unit of American Depositary Shares

      (ii)    Procedure for voting, if any, the deposited              Reverse, paragraph (12)
              securities

      (iii)   Collection and distribution of dividends                 Face, paragraphs (4), (5) and (7); Reverse,
                                                                       paragraph (10)

      (iv)    Transmission of notices, reports and proxy soliciting    Face, paragraphs (3), (5) and (8); Reverse,
              material                                                 paragraphs (12), (16) and (17)

      (v)     Sale or exercise of rights                               Face, paragraphs (2), (4) and (5); Reverse paragraph
                                                                       (10)

      (vi)    Deposit or sale of securities resulting from             Face, paragraphs (4) and (5); Reverse, paragraphs
              dividends, splits or plans of reorganization             (10) and (13)

      (vii)   Amendment, extension or termination of the               Reverse, paragraphs (16) and (17) (no provision for
              Deposit Agreement                                        extension)

      (viii)  Rights of holders of receipts to inspect the             Face, paragraph (3)
              transfer books of the Depositary and the
              list of Holders of receipts

      (ix)    Restrictions upon the right to deposit or                Face, paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the Depositary          Face, paragraph (7); Reverse, paragraph (14)

(3)   Fees and Charges                                                 Face, paragraphs (4), (5) and (7)

Item 2.  AVAILABLE INFORMATION

(b)      Statement that the foreign issuer is subject to the           Face, paragraph (8)
         periodic reporting requirements of the Securities
         Exchange Act of 1934, as amended and, accordingly, files
         certain reports with the Securities and Exchange Commission.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a)(1) Form of Deposit Agreement. Deposit Agreement dated as of January 15, 2001 among CNOOC Limited, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed

     (a)(2) Form of Amendment to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement dated as of March , 2004 among CNOOC Limited, the Depositary and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

     (e)      Certification under Rule 466. Filed herewith as Exhibit (e).

     (f)      Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 16, 2004.

                      Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

                      By:      JPMORGAN CHASE BANK, as Depositary



                      By:      /s/Joseph M. Leinhauser
                                ----------------------------------
                      Name:    Joseph M. Leinhauser
                      Title:   Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, CNOOC Limited certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2004.

                                  CNOOC LIMITED


                                  By: /s/ Chengyu Fu
                                     ---------------------------------
                                  Name:   Chengyu Fu
                                  Title:  Chairman of the Board of Directors and
                                          Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, As Amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as March 16, 2004.

                Signatures                                 Title
                ----------                                 -----

/s/ Chengyu Fu                            Chairman of the Board of Directors and
---------------------------------         Chief Executive Officer
Chengyu Fu


/s/ Shouwei Zhou                           Director and President
---------------------------------
Shouwei Zhou


/s/ Longsheng Jiang                         Director
---------------------------------
Longsheng Jiang


/s/ Han Luo                                Director
---------------------------------
Han Luo


/s/ Sung Hong Chiu                         Independent Non-Executive Director
---------------------------------
Sung Hong Chiu


/s/ Kenneth S. Courtis                     Independent Non-Executive Director
---------------------------------
Kenneth S. Courtis


/s/ Erwin Schurtenberger                   Independent Non-Executive Director
---------------------------------
Erwin Schurtenberger


/s/ Evert Henkes                           Independent Non-Executive Director
---------------------------------
Evert Henkes

                Signatures                                 Title
                ----------                                 -----

/s/ Mark Qiu                              Chief Financial Officer and
---------------------------------         Executive Vice President
Mark Qiu


/s/ Jianfa Li                             Authorized Representative in The
---------------------------------         United States
Jianfa Li

                                INDEX TO EXHIBITS


Exhibit                                                           Sequentially
Number                                                            Numbered Page
------                                                            -------------

(a)(2)    Form of Amendment to Deposit Agreement.
(e)       Rule 466 Certification